ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
4 February to 12 March 2010

DATE	DETAILS
8 March 2010	Directors Interests-Share Incentive Plan-monthly update

5 March 2010	Notification of Major Interest — Norges Bank reduces below 3%

3 March 2010	Directors share interests- Deferred Share Plan 2007 Award Release and Performance Share Plan 2006 Release.

1 March 2010	Voting Rights and Capital (Transfer of shares from Treasury. And end-month)

15 and 16 February 2010	Voting Rights and Capital (Transfers of shares out of Treasury)

8 February 2010	Notification of Major Interest -Norges Bank interest at 3.01%

8 February 2010	Directors Interests-Share Incentive Plan-monthly update

Note: During the period two ‘same day’ National Grid plc Forms 6-k were sent as follows:

4 February 2010: ‘National Grid plc Interim Management Statement
for the period 1 October 2009 to 3 February 2010’.

23 February 2010: Court of Appeal decision on National Grid’s gas metering contracts.